UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March 31, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by a director of major subsidiaries of Sasol during March 2014


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of major subsidiaries of Sasol:

Director
B E Klingenberg
Subsidiaries
Sasol Synfuels (Pty) Ltd and Sasol Oil (Pty) Ltd
Date transaction effected
25 March 2014
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
09 October 2008 - 2 600 shares
Exercise price
R263,00
Exercise date
25 March 2014 - 5 100 shares
Exercise price
R586,28
Number of shares
7 700
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
R587,13
Total value of sale transaction
R4 520 901,00
Nature and extent of director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
B E Klingenberg
Subsidiaries
Sasol Synfuels (Pty) Ltd and Sasol Oil (Pty) Ltd
Date transaction effected
25 March 2014
Option offer date
14 September 2006
Option offer price
R232,38
Exercise date
09 October 2008 - 1 800 shares
Exercise price
R263,00
Exercise date
25 March 2014 - 3 700 shares
Exercise price
R586,28
Number of shares
5 500
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
R587,13
Total value of sale transaction
R3 229 215,00
Nature and extent of director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


26 March 2014
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: March 31, 2014		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary